FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

February 6, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On February 6, 2003 NovaGold Resources Inc. reported that core drilling on the Rock Creek Property continued to intercept high-grade gold mineralization within the Albion zone and in the surrounding stockwork vein mineralization.

Formal bids for a comprehensive independent Preliminary Economic Assessment Study and new updated Resource Estimate at Rock Creek have been accepted. The final selection of an independent engineering firm will be completed this month with the study anticipated to be complete by June 2003.

NovaGold is also initiating a preliminary economic evaluation of restarting mining on the company's wholly owned Nome Gold project in Nome, Alaska. This evaluation will look at the opportunity to add significant value to the Company’s current sand-and-gravel operations by integrating a combined gravity gold recovery along with the processing of sand-and-gravel from the higher grade portions of the deposit.

Item Five - Full Description of Material Change

On February 6, 2003 NovaGold Resources Inc. reported that core drilling on the Rock Creek Property continued to intercept high-grade gold mineralization within the Albion zone and in the surrounding stockwork vein mineralization.

Drill highlights include: Hole 101 with 34.0 meters grading 1.61 g/t gold, including 2 meters at 17.09 g/t; Hole 102 with 61.0 meters grading 1.50 g/t, including 4 meters at 5.12 g/t, Hole 105 with 88.0 meters grading 1.27 g/t, including 10 meters at 5.49 g/t; Hole 115 with 8 meters grading 3.55 g/t and 12 meters grading 4.03 g/t; and Hole 116 with 116.3 meters grading 1.73 g/t, including 16 meters grading 3.05 g/t and a separate interval of 28 meters grading 4.60 g/t.

Formal bids for a comprehensive independent Preliminary Economic Assessment Study and new updated Resource Estimate at Rock Creek have been accepted. The final selection of an independent engineering firm will be completed this month with the study anticipated to be complete by June 2003.

NovaGold is also initiating a preliminary economic evaluation of restarting mining on the company's wholly owned Nome Gold project in Nome, Alaska. This evaluation will look at the opportunity to add significant value to the Company’s current sand-and-gravel operations by integrating a combined gravity gold recovery along with the processing of sand-and-gravel from the higher grade portions of the deposit.

Final 2002 Rock Creek Drill and Trench Program Results Received

NovaGold and TNR Resources have received the final assay results from the 2002 Drill and Trench program on the million-ounce Rock Creek project in Nome, Alaska. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit.

The exploration program began in September and was concluded in December 2002. The drill program consisted of 16 HQ core holes totaling 1182 meters (3878 feet) which successfully intersected the targeted shallow high-grade Albion zone and surrounding vein mineralization. The gold grades within these drill holes confirm previous results, but are drilled at closer spacing with the intent of upgrading the resource to the higher measured and indicated categories. The objectives of this program included: 1) to delineate additional near-surface, high grade resources adjacent to the modeled pit boundaries, 2) increase the drill density in the area of currently defined resources and 3) to test some of the gold-in-soil targets outside of the known resource area.

These programs were successful in meeting these objectives. The 2002 programs were the first step in upgrading the known resource, additional infill drilling will be necessary to advance the resource status prior to final mine design, permitting and construction. The drilling also extended the overall mineralized zone to over 1.5 kilometers in strike. The system remains open along strike and down dip and there remains excellent potential to continue to expand the extent of the higher-grade Albion Zone, as well as to discover new zones with further drilling.

Drill highlights from the program include: drill hole 101 with 34.0 meters grading 1.61 g/t gold, including 2 meters at 17.09 g/t; Hole 102 with 61.0 meters grading 1.50 g/t, including 4 meters at 5.12 g/t, Hole 105 with 88.0 meters grading 1.27 g/t, including 10 meters at 5.49 g/t; drill hole 115 where the entire 105 meter hole averaged 0.86 g/t and included 8 meters grading 3.55 g/t with a separate interval of 12 meters grading 4.03 g/t gold; and drill hole 116 which averaged 116 meters grading 1.73 g/t from top to bottom, including 16 meters grading 3.05 g/t with a separate interval of 28 meters grading 4.60 g/t gold.

Initial trenching on a broad gold-in-soil anomaly, located approximately 300 meters south of the modeled pit, exposed a zone of stockwork veining and disseminated sulfide mineralization. Follow-up work is planned to evaluate the potential within this newly identified area. Several other nearby soil anomalies also hold significant potential for similar styles of mineralization and will be targeted for work in 2003.

A table entitled "Rock Creek New Drill Results Highlights" was included in the press release.

Drill holes 106, and 108-111 were all peripheral exploration holes that encountered significant alteration and sulfide mineralization but only slightly anomalous gold results.

Rock Creek Independent Economic Assessment Study Underway

Formal bids for a comprehensive independent Preliminary Economic Assessment Study and new updated Resource Estimate at Rock Creek have been accepted. The final selection of an independent engineering firm will be completed this month with the study anticipated to be complete by June 2003. This study will further refine the economic operating parameters for the deposit and define the scope of work for additional exploration and engineering studies to be initiated as part of the Feasibility work to begin in the spring of 2003.

The Preliminary Economic Assessment Study will also review the previously completed metallurgical testwork at Rock Creek and make further recommendations for the Feasibility program. A series of bench and pilot-plant metallurgical tests have been completed on representative samples from the Rock Creek Deposit at McClelland Laboratories Inc. of Reno, Nevada. The results of these studies showed that gold recovery from sheeted veins, which constitute 65% of the resource, showed an average of 86% recovery using gravity only with cyanidation of tails resulting in a total of 98% recovery. Gold recovery from shear veins, which constitute 35% of the resource, averaged 87% total recovery using gravity and cyanidation of the tails. Overall recovery is anticipated may exceed 93%.

An updated resource estimate will be completed with the drilling from 2002. The current resource estimate is based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek since 1986. The total Measured and Indicated Resource at Rock Creek is 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade. At the adjacent Saddle deposit there is an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cut-off grade.

The Rock Creek deposit is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from the nearby stream and beach placer deposits.

The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio. At the currently envisioned production levels, the potential annual gold production would likely be in excess of 100,000 ounces per year.

NovaGold owns a 100% interest in the Rock Creek Project and is the operator. TNR Resources is funding US$10 million in exploration and development before June 1, 2005 to bring the project to production and earn a 49.9% interest in the project from NovaGold.

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Nome Gold Project Economic Evaluation Initiated

With the increased price of gold, NovaGold is also initiating a preliminary economic evaluation of restarting mining on the company's wholly owned Nome Gold project in Nome, Alaska. This evaluation will look at the opportunity to add significant value to the Company’s current sand-and-gravel operations by integrating a combined gravity gold recovery circuit with the processing of sand-and-gravel from the higher grade portions of the deposit.

The company has also initiated a preliminary economic assessment to evaluate potential opportunities to increase the current capacity for shipping bulk sand-and-gravel from the Port of Nome. Both of these initiatives are directed at a continued focus to increase cash flow from the company’s Nome, Alaska operations.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 10th day of February, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Rock Creek Final 2002 Drill Results Reported

February 6th, 2003, Vancouver – NovaGold Resources Inc.

Highlights

  Core drilling on the Rock Creek Property continued to intercept high-grade gold mineralization within the Albion zone and in the surrounding stockwork vein mineralization.
  Drill highlights include: Hole 101 with 34.0 meters grading 1.61 g/t gold, including 2 meters at 17.09 g/t; Hole 102 with 61.0 meters grading 1.50 g/t, including 4 meters at 5.12 g/t, Hole 105 with 88.0 meters grading 1.27 g/t, including 10 meters at 5.49 g/t; Hole 115 with 8 meters grading 3.55 g/t and 12 meters grading 4.03 g/t; and Hole 116 with 116.3 meters grading 1.73 g/t, including 16 meters grading 3.05 g/t and a separate interval of 28 meters grading 4.60 g/t.
  Formal bids for a comprehensive independent Preliminary Economic Assessment Study and new updated Resource Estimate at Rock Creek have been accepted. The final selection of an independent engineering firm will be completed this month with the study anticipated to be complete by June 2003.
  NovaGold is also initiating a preliminary economic evaluation of restarting mining on the company's wholly owned Nome Gold project in Nome, Alaska. This evaluation will look at the opportunity to add significant value to the Company’s current sand-and-gravel operations by integrating a combined gravity gold recovery along with the processing of sand-and-gravel from the higher grade portions of the deposit.

Final 2002 Rock Creek Drill and Trench Program Results Received

NovaGold and TNR Resources have received the final assay results from the 2002 Drill and Trench program on the million-ounce Rock Creek project in Nome, Alaska. This drill program was designed to expand the extent of the known gold resource and to complete in-fill core drilling along the higher-grade Albion Zone of the deposit.

The exploration program began in September and was concluded in December 2002. The drill program consisted of 16 HQ core holes totaling 1182 meters (3878 feet) which successfully intersected the targeted shallow high-grade Albion zone and surrounding vein mineralization. The gold grades within these drill holes confirm previous results, but are drilled at closer spacing with the intent of upgrading the resource to the higher measured and indicated categories. The objectives of this program included: 1) to delineate additional near-surface, high grade resources adjacent to the modeled pit boundaries, 2) increase the drill density in the area of currently defined resources and 3) to test some of the gold-in-soil targets outside of the known resource area.

These programs were successful in meeting these objectives. The 2002 programs were the first step in upgrading the known resource, additional infill drilling will be necessary to advance the resource status prior to final mine design, permitting and construction. The drilling also extended the overall mineralized zone to over 1.5 kilometers in strike. The system remains open along strike and down dip and there remains excellent potential to continue to expand the extent of the higher-grade Albion Zone, as well as to discover new zones with further drilling.

Drill highlights from the program include: drill hole 101 with 34.0 meters grading 1.61 g/t gold, including 2 meters at 17.09 g/t; Hole 102 with 61.0 meters grading 1.50 g/t, including 4 meters at 5.12 g/t, Hole 105 with 88.0 meters grading 1.27 g/t, including 10 meters at 5.49 g/t; drill hole 115 where the entire 105 meter hole averaged 0.86 g/t and included 8 meters grading 3.55 g/t with a separate interval of 12 meters grading 4.03 g/t gold; and drill hole 116 which averaged 116 meters grading 1.73 g/t from top to bottom, including 16 meters grading 3.05 g/t with a separate interval of 28 meters grading 4.60 g/t gold.

Initial trenching on a broad gold-in-soil anomaly, located approximately 300 meters south of the modeled pit, exposed a zone of stockwork veining and disseminated sulfide mineralization. Follow-up work is planned to evaluate the potential within this newly identified area. Several other nearby soil anomalies also hold significant potential for similar styles of mineralization and will be targeted for work in 2003.

“We are very pleased with the results from this most recent program. With the recent increase in the price of gold we are excited to move forward with an independent economic assessment study for the Rock Creek project,” says Rick Van Nieuwenhuyse, President and CEO of NovaGold. “We believe that there remains excellent potential for significant resource expansion of the Rock Creek deposit and possible development of other deposits within the district controlled by NovaGold that could be rapidly advanced to become high-quality, low-cost mines.”

Rock Creek New Drill Results Highlights

		Length	Gold	Length	Gold	Type	Objective
DHID	Interval (m)	(m)	(g/t)	(ft)	(oz/t)

RKDCO2-101	46 to 80	34.0	2.61	111.5	0.08	Core	In-Fill Definition
Including	70 to 72	2.0	17.09	6.6	0.50
RKDC02-102	8 to 48	40.0	2.22	131.2	0.07	Core	In-Fill Definition
Including	32 to 48	16.0	3.38	52.5	0.10
RKDCO2-103	3.1 to 44	40.9	2.22	134.2	0.07	Core	In-Fill Definition
Including	26 to 44	18.0	4.32	59.1	0.13
And	42 to 44	2.0	18.89	6.6	0.53
RKDC02-104	2.2 to 93.3	91.1	0.87	298.9	0.03	Core	In-Fill Definition
Including	24 to 48	24.0	1.96	78.7	0.06
And	34 to 46	12.0	3.46	39.4	0.10
RKDCO2-105	5.4 to 94	88.6	1.27	290.7	0.04	Core	In-Fill Definition
Including	10 to 42	32.0	2.71	105.0	0.08
Including	12 to 22	10.0	5.49	32.8	0.16
And	76 to 82	6.0	2.29	19.7	0.07
RKDC02-112	6 to 12	6.0	3.44	19.7	0.10	Core	In-Fill Definition
RKDC02-113	6 to 64	58.0	0.32	190.3	0.01	Core	In-Fill Definition
RKDC02-114	8 to 12	4.0	3.49	13.1	0.10	Core	In-Fill Definition
	34 to 36	2.0	4.22	6.6	0.12
RKDC02-115	30 to 38	8.0	3.55	26.2	0.10	Core	In-Fill Definition
	54 to 56	12.0	4.03	39.4	0.12
RKDC02-116	0 to 116.3	116.3	1.73	381.6	0.05	Core	In-Fill Definition
including	16 to 32	16.0	3.05	52.5	0.09
and	62 to 90	28.0	4.6	91.9	0.13
RKDC02-107	22 to 24	2.0	2.59	6.6	0.08	Core	Exploration

Drill holes 106, and 108-111 were all peripheral exploration holes that encountered significant alteration and sulfide mineralization but only slightly anomalous gold results.

Rock Creek Independent Economic Assessment Study Underway

Formal bids for a comprehensive independent Preliminary Economic Assessment Study and new updated Resource Estimate at Rock Creek have been accepted. The final selection of an independent engineering firm will be completed this month with the study anticipated to be complete by June 2003. This study will further refine the economic operating parameters for the deposit and define the scope of work for additional exploration and engineering studies to be initiated as part of the Feasibility work to begin in the spring of 2003.

The Preliminary Economic Assessment Study will also review the previously completed metallurgical testwork at Rock Creek and make further recommendations for the Feasibility program. A series of bench and pilot-plant metallurgical tests have been completed on representative samples from the Rock Creek Deposit at McClelland Laboratories Inc. of Reno, Nevada. The results of these studies showed that gold recovery from sheeted veins, which constitute 65% of the resource, showed an average of 86% recovery using gravity only with cyanidation of tails resulting in a total of 98% recovery. Gold recovery from shear veins, which constitute 35% of the resource, averaged 87% total recovery using gravity and cyanidation of the tails. Overall recovery is anticipated may exceed 93%.

An updated resource estimate will be completed with the drilling from 2002. The current resource estimate is based on work completed by NovaGold, Kennecott, Newmont and Placer Dome at Rock Creek since 1986. The total Measured and Indicated Resource at Rock Creek is 555,000 ounces grading 2.74 g/t gold with an additional Inferred Resource of 303,000 ounces of gold grading 2.78 g/t using a 1 g/t cut-off grade. At the adjacent Saddle deposit there is an additional Inferred Resource of 260,000 ounces of gold grading 2.61 g/t gold using a 1 g/t cutoff grade.

The Rock Creek deposit is located on the Seward Peninsula near the community of Nome, Alaska. The deposit is the most advanced lode-gold deposit in the Nome Mining District that has historically produced over 5.5 million ounces of gold from the nearby stream and beach placer deposits.

The property is road-accessible and located on private-patented land, which is expected to result in facilitated permitting. The deposit is exposed at the surface and amenable to open-pit mining with a low strip ratio. At the currently envisioned production levels, the potential annual gold production would likely be in excess of 100,000 ounces per year.

NovaGold owns a 100% interest in the Rock Creek Project and is the operator. TNR Resources is funding US$10 million in exploration and development before June 1, 2005 to bring the project to production and earn a 49.9% interest in the project from NovaGold.

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada.

Nome Gold Project Economic Evaluation Initiated

With the increased price of gold, NovaGold is also initiating a preliminary economic evaluation of restarting mining on the company's wholly owned Nome Gold project in Nome, Alaska. This evaluation will look at the opportunity to add significant value to the Company’s current sand-and-gravel operations by integrating a combined gravity gold recovery circuit with the processing of sand-and-gravel from the higher grade portions of the deposit.

The company has also initiated a preliminary economic assessment to evaluate potential opportunities to increase the current capacity for shipping bulk sand-and-gravel from the Port of Nome. Both of these initiatives are directed at a continued focus to increase cash flow from the company’s Nome, Alaska operations.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold is well financed, has no debt, and one of the largest unhedged gold resource bases of any gold exploration company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC Market (symbol NVGLF). Annual and quarterly financial reports, news releases and other information are available online at: www.novagold.net

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Sr Vice President and CFO
Vancouver, B.C., Canada
(604) 669-6227
E-mail: Don.MacDonald@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net